Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX April 15, 2024

IPERIONX PARTNERS WITH UNITED STARS FOR U.S. SOURCED TITANIUM
MANUFACTURING

IperionX Limited (NASDAQ: IPX, ASX: IPX) has signed a framework agreement with United Stars Holdings, Inc. (United Stars) with terms that will underpin a definitive commercial supply agreement for IperionX’s titanium products.  United Stars expects to purchase up to 80 metric tons annually of IperionX’s high-performance, low cost and sustainable titanium products over a 10-year supply term.

United Stars is a Wisconsin based, multi-generational, family-owned and operated company owned by Roger West, a successful entrepreneur and philanthropist whose father, Clarence West, founded the Company in 1936.  United Stars’ companies are leading American suppliers of industrial components including, stainless steel tubing, precision gears, shafts, and complex assemblies, as well as tooling and components for defense, aerospace and commercial applications. Additionally, United Stars has exposure to fine finish precision grinding and the manufacturing of very large gears through Line craft Inc. and Triple A Inc.

Figure 1: United Stars group companies

United Stars has over 80 years of manufacturing history and serves leading OEMs and Tier 1 suppliers across the aerospace, automotive, defense, oil & gas, construction, mining, locomotive pharmaceutical and agriculture sectors.  Major customers include Boeing, BAE Systems, Lockheed Martin, General Electric, Lucid Motors, General Motors, Toyota, Caterpillar, BorgWarner, Oshkosh and John Deere.  An expanded list of United Stars customers can be found in the “About United Stars” section at the end of this announcement.

United Stars and IperionX’s partnership will focus on the defense and advanced technology sectors with products for vehicle drivetrains, robotic motors and wind turbines, that require lightweight, strong, compact and corrosion resistant performance.

IperionX is building an ‘end-to-end’ American titanium supply chain solution, that spans from the production of U.S. sourced titanium minerals, advanced technology to refine these minerals to +99% TiO2, and the capability to utilize the largest range of recycled scrap titanium to produce low-cost and high-performance titanium alloys.

IperionX’s leading patented technology portfolio enables the production of low cost and high-performance near net shape products, semi-finished titanium products (such as ingot, bar, plate, wire), spherical titanium powder for additive manufacturing and metal injection molding, and angular titanium powder for a wide range of advanced manufacturing applications. IperionX’s innovative technologies allow for world class leading sustainability and superior process energy efficiencies over the traditional Kroll titanium production process.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Roger West, United Stars Chairman and CEO said:

“Titanium is a superior metal for a majority of use cases and ever since the U.S. became 100% import reliant on titanium metal sponge from foreign sources in 2020 I have been searching for a U.S. company with the ability to economically and securely re-shore an integrated supply chain for titanium. This relationship will prove incredibly valuable for my portfolio of companies and I’m also proud to play a role in supporting the interests of U.S. national security. Taso Arima’s vision to re-shore the U.S. titanium supply chain, combined with the team that he has assembled, makes IperionX an organization that I am pleased to partner with.”

Anastasios (Taso) Arima, IperionX CEO said:

“IperionX is pleased to partner with Roger West and his team at United Stars to manufacture advanced titanium products for the defense and commercial sectors.  United Stars, a leading American supplier of precision gears, shafts, and complex assemblies, is a strong commercial partner to manufacture advanced titanium components for their global customers across the automotive, defense, oil & gas, construction, mining, locomotive and agriculture sectors.  United Stars are aligned with our mission to re-build an integrated ‘end-to-end’ U.S. titanium supply chain and strengthen America’s manufacturing independence.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

Key terms of the framework agreement

IperionX and United Stars have signed a non-exclusive framework agreement to underpin the terms for a definitive titanium supply agreement, which the parties have agreed to work together in good faith to prepare and negotiate.  The definitive titanium supply agreement is expected to include the sale and purchase of the lesser of 40% of IperionX’s Phase 1 titanium production capacity, or eighty (80) metric tons per annum of IperionX’s angular titanium powder and consolidated titanium products, for a ten (10) year term.  Final pricing and payment terms will be agreed under the definitive supply agreement.  The Framework Agreement is effective from April 12, 2024 until the execution of the definitive titanium supply agreement, and can be cancelled by IperionX or United Stars with 60 days written notice.

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is one of the largest mineral resources of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

About United Stars

United Stars is the parent company for a group of market leading manufacturers including United Industries, United Gear and Assembly, The Electric Materials Company, GearTech, Precision Gears and Waukesha Foundry, producing a variety of precision engineered metal components across a range of end markets and serving an impressive portfolio of World Class customers. Products include state of the art tubing, electrical copper products, precision gears and shafts, cast components and tooling, and ultra-close tolerance machining services.

United Stars customers include major companies across a range of industries, such as Amgen, Amphenol, BAE Systems, Boeing, BorgWarner, Caterpillar, Cummins, Eaton, Elbit, Eli Lilly, General Electric, General Motors, Intel, John Deere, Lockheed Martin, Lucid Motors, Oshkosh, Renk, Samsung, Schaeffler Technologies, Siemens, Taiwan Semiconductor Manufacturing Company, Terex, Toyota, Tremec, Volvo and Upjohn, as well as Government agencies including the U.S. Department of Defense. Further details can be found on United Stars’ website: www.ustars.com.

Forward Looking Statements
Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.